SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Dynegy Inc.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

26817G300

(CUSIP Number)

Keith L. Schaitkin Icahn Capital LP 767 Fifth Avenue, 47th Floor New York, New York 10153 (212) 702-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on October 8, 2010 by the Reporting Persons (the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 (the “Shares”), issued by Dynegy Inc. (the “Issuer”) and as amended by Amendment Number One, Amendment Number Two, Amendment Number Three, Amendment Number Four and Amendment Number Five, is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended by adding the following:

On February 21, 2011, the Company announced, among other things, that they were in the process of restructuring the Board of Directors. The Company further announced that they had contacted Icahn Associates to discuss appointing an Icahn designee to the Board of Directors. Representatives of the Reporting Persons continue to have discussions with representatives of the Company regarding the appointment to the Board of Directors of two directors named by the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2011

ICAHN PARTNERS MASTER FUND LP

ICAHN PARTNERS MASTER FUND II LP

ICAHN PARTNERS MASTER FUND III LP

ICAHN OFFSHORE LP

ICAHN PARTNERS LP

ICAHN ONSHORE LP

BECKTON CORP.

HOPPER INVESTMENTS LLC

BARBERRY CORP.

HIGH RIVER LIMITED PARTNERSHIP

By: Hopper Investments LLC, general partner

By:	/s/ Edward E. Mattner
Name:	Edward E. Mattner
Title:	Authorized Signatory

ICAHN CAPITAL LP

By: IPH GP LLC, its general partner

By: Icahn Enterprises Holdings L.P., its sole member

By: Icahn Enterprises G.P. Inc., its general partner

IPH GP LLC

By: Icahn Enterprises Holdings L.P., its sole member

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By:	/s/ Daniel Ninivaggi
Name: Daniel Ninivaggi
Title: President

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D Amendment No. 6 – Dynegy Inc.]